Filed Pursuant to Rule 433
Registration No. 333-193070

Term Sheet dated April 6, 2016

5.750% Subordinated Notes due 2025

Issuer:	Ally Financial Inc. (“Ally”)

Expected Ratings:	BB- / BB (S&P/Fitch)

Title of Securities:	5.750% Subordinated Notes due 2025 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	April 6, 2016

Settlement Date:	April 11, 2016 (T+3)

Final Maturity Date:	November 20, 2025

Aggregate Principal Amount:	$300,000,000 of additional 5.750% Subordinated Notes due 2025 (the “new notes”). The new notes will form a single series with, and will have the same CUSIP number as, the $750,000,000 aggregate principal amount of 5.750% Subordinated Notes due 2025 issued on November 20, 2015. Upon completion of this offering, the aggregate principal amount of outstanding notes will be $1,050,000,000. The new notes will have the same terms as the Notes, other than initial issue price and issue date.

Gross Proceeds:	$292,428,000 (excluding accrued interest)

Underwriting Discount:	1.000%

Net Proceeds to Ally before Estimated Expenses:	$289,428,000

Coupon:	5.750%

Issue Price:	97.476%, plus accrued interest from November 20, 2015 equal to $6,756,250.

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Yield:	1.753%

Spread to Benchmark Treasury:	434.7 bps

Yield to Maturity:	6.100%

Interest Payment Dates:	Semi-annually, in arrears on May 20 and November 20 of each year, until maturity, commencing May 20, 2016. The interest payment to be made with respect to the new notes on May 20, 2016 will include accrued interest from and including November 20, 2015.

Optional Redemption:	The Notes may be redeemed by us, (i) on or after October 21, 2025 (30 days prior to the maturity date of the Notes), in whole or in part or (ii) within 90 days following a Regulatory Capital Treatment Event (as such term is defined in the Preliminary Prospectus), in whole but not in part. The redemption price for any redemption set forth above will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. No redemption or early redemption of amounts owed under the Notes may be made without the prior written consent of the Board of Governors of the Federal Reserve System.

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

CUSIP/ISIN Numbers:	CUSIP: 02005N BF6

ISIN: US02005NBF69

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC

Co-Managers:

BMO Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Denominations:	$2,000 x $1,000

Concurrent Offering:	Concurrently with this offering of the new notes, we are offering $600,000,000 aggregate principal amount of our 4.250% Senior Notes due 2021 (the “Concurrent Offering”). The Concurrent Offering is being conducted as a separate public offering by means of a separate prospectus supplement. This offering of new notes is not contingent upon the completion of the Concurrent Offering, and the Concurrent Offering is not contingent upon the completion of this offering of the new notes.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the new notes (together, the “Preliminary Prospectus”). The information in this communication supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus.